Dirección General Económico Financiera Director General	Paseo de la Castellana, 278-280 28046 Madrid España	Tel. 34 91 348 14 94 Fax 34 91 314 29 35 framirez@repsolypf.com www.repsolypf.com

January 19, 2007

Re:	Repsol YPF, S.A.
Form 20-F for the fiscal year ended December 31, 2005
File No. 1-10220

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7410

Dear Mr. Schwall:

     Thank you for your letters dated December 27, 2006 and January 11, 2007 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to our letter dated November 6, 2006, which responded to the Staff’s letter dated September 26, 2006 setting forth comments of the Staff on the annual report on Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “company” and “we”).

     We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in italicized text.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  Repsol YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Repsol YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-348-1494 or fax: 011-34-91-348-7199; Manuel Arranz at 011-34-91-514-5000 or Joel Osnoss at 212-436-3352 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-34-91-702-2765.

Very truly yours,

/s/ Fernando Ramírez Mazarredo

Fernando Ramírez Mazarredo
Group Managing Director of Finance and
Corporate Services

2

ANNEX A

December 27, 2006 letter

12. Control Procedures, page 188

Comment 2:

We have considered your response to prior comment number five, where you reiterate your belief that your “disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2005.” We note from your response that, based on recommendations from your Board of Directors in June 2006 to “improve the reserves reporting manual,” and for “improved training, better record keeping,” etc, that you continue to believe that the implementation of these recommendations “strengthens and reinforces” your disclosure controls and procedures already in place as of December 31, 2005.” Given the reserve restatements noted, it remains unclear how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, if true, that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. Please advise.

Response:

We reiterate our belief, as previously stated on page 188 of our Annual Report on Form 20-F for the year ended December 31, 2005, as well as in our response to prior comment number five, that our disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2005. We confirm to the Staff that such belief is based on all matters relevant to such a determination, including consideration of the identified items.

As previously stated, prior to December 31, 2005 Repsol YPF had undertaken numerous and effective organizational changes which remedied in large measure the circumstances that primarily gave rise to the reserves revision. These changes are set forth on page 121 -22 of our Annual Report on Form 20-F for the year ended December 31, 2005. Our previously existing disclosure controls and procedures, as supplemented by such organizational changes, provided the basis for our conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2005. Furthermore, Repsol YPF believes that its announcement in January 2006 that it would reduce its prior reserve estimates is evidence of effective disclosure controls as of December 31, 2005.

The recommendations disclosed in the 2005 Form 20-F regarding, among other items, improvements to the group’s reserves reporting manual, which recommendations were accepted by Repsol YPF’s Board of Directors in June 2006, were not significant and did not affect our conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2005, and instead have served or will serve to complement what we already believe to be effective disclosure controls and procedures in place as of December 31, 2005.

Comment 3:

We have given consideration to your response to prior comment number six, where you state that you believe your “disclosure adequately indicates the extent of the changes to [y]our internal control over financial reporting during 2005, the period covered by the 2005 Form 20-F.” We further note that you “undertook numerous and effective organizational changes in 2005 which remedied in large measure the circumstances that primarily gave rise to the reserves revision;” and that these “were the only changes to Repsol YPF’s internal control over financial reporting that occurred during 2005.” Please note that we continue to believe that such qualifying language does not adequately address the disclosure requirement of Item 15(d) of Form 20-F and the frequently asked question (FAQ) # 5 regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, located at our website at http://www.sec.gov/info/accountants/controlfaq1004.htm. In this regard, the answer to question 5, which asks whether management may qualify its conclusions by saying that the registrant’s internal control over financial reporting are effective subject to certain qualifications or exceptions or express similar positions, indicates that such qualification is not appropriate. Please revise your disclosure as appropriate.

Response:

As indicated in the second paragraph under Section 12 “Controls and Procedures” of the 2005 Form 20-F, Repsol YPF undertook numerous and effective organizational changes in 2005 which remedied in large measure the circumstances that primarily gave rise to the reserves revision. These were the only changes to Repsol YPF's internal control over financial reporting that occurred during 2005 (the period covered by the 2005 Form 20-F) that materially affected, or were reasonably likely to materially affect, Repsol YPF's internal control over financial reporting and, accordingly, are the only items identified in such paragraph as having occurred in 2005. We believe this adequately addresses the disclosure requirement of Item 15(d) of Form 20-F, which requires an issuer to “Disclose any change in the issuer’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a -15 or 240.15d -15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.”

Our understanding is that frequently asked question (FAQ) # 5 regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports addresses whether management may qualify its conclusions regarding the effectiveness of the registrant’s internal controls over financial reporting. As a foreign private issuer, Repsol YPF was not required in its 2005 Form 20-F to state (and did not state) any conclusions regarding the effectiveness of its internal controls over financial reporting. Rather, Repsol YPF will include in its 2006 Form 20-F for the first time its assessment of the effectiveness of its internal controls over financial reporting, as required under applicable SEC rules.

We note that Repsol YPF was required to include in its 2005 Form 20-F its conclusions regarding the effectiveness of its disclosure controls and procedures as of December 31,

2005. Repsol YPF included such conclusions on page 188 of its Annual Report on Form 20-F for the year ended December 31, 2005, and such conclusion was not subject to any qualification or exception.

Financial statements

(18) Preference shares, page F-60

Comment 5:

We have considered your response to prior comment number 24, where you indicate that it is your “understanding that such clause cannot be interpreted as providing any degree of discretion to Repsol International Capital in respect of the payment of dividends on the preference shares.” Please provide additional information to support your conclusion that the clause you reference with respect to dividend payments does not result in discretionary distributions to the holders of the preference shares.

Response:

The Group’s various series of preference shares issued through Repsol International Capital include clauses providing that the preference shares will entitle holders to receive cash dividends at an annual rate based on the par value of the preference shares.

Although such payments are generally limited by the amount of Distributable Profits of Repsol YPF, S.A. for the preceding fiscal year, it is our understanding that such clause cannot be interpreted as providing any degree of discretion to Repsol International Capital in respect of the payment of dividends on the preference shares. We arrive at this conclusion based on the fact that if Repsol YPF, S.A. has Distributable Profits, holders of the preference shares would be entitled to receive dividends. The existence of Distributable Profits in Repsol YPF, S.A. is not at the discretion of the issuer (RIC) or the guarantor (Repsol YPF, S.A.) of the preference shares.

We believe that the substance of contractual terms of the preference shares requires the Group, subject only to adequate Distributable Profits as described above, to pay dividends on the preference shares. In accordance with IAS 32 paragraph AG26, these preference shares are classified as financial liabilities as the Group has no discretion with respect to the payment of dividends.

Comment 6:

Please also provide the analysis you prepared to support your determination that you are not the primary beneficiary of Repsol International Capital based on the guidance in FIN 46R for US GAAP

Response:

Our preferred securities are structured as follows:

•	The Repsol YPF Group invests a nominal amount of cash in exchange for common stock in a new entity (Repsol International Capital “RIC”).

•	RIC issues preferred securities to outside investors in exchange for cash (for an amount much larger than the cash invested by the Repsol YPF Group).

•	The proceeds received from the issuance of the common and preferred securities net of the effect of some derivatives are loaned to the Repsol YPF Group in exchange for a note.

•	Repsol YPF, S.A. has unconditionally guaranteed RIC preferred securities.

•	The interest paid on the note by the Repsol YPF Group to RIC is used to pay dividends on the preferred securities to the outside investors.

The following steps have been followed by Repsol YPF in order to conclude that we are not the primary beneficiary of Repsol International Capital (RIC):

1) Determined if RIC is a Variable Interest Entity (VIE)

Paragraph 5 of FIN 46R describes the characteristics of a VIE. The overall objective of FIN 46R is to identify those entities for which voting interests are not effective in determining whether the holder of the voting interests or another party has controlling financial interest in the entity. FIN 46R assumes that the voting equity holders do not have the “traditional” characteristics of control if:

•	The entity is thinly capitalized (the equity is not sufficient to fund the entity´s activities without additional subordinated financial support); or

•	The equity holders as a group have one of the following characteristics:

	i.	Lack the rights to make significant decisions about the entity´s activities;

	ii.	Posses non substantive voting rights;

	iii.	Fail to absorb the entity´s expected losses; or

	iv.	Fail to receive the entity´s expected residual returns.

Entities with any one of these characteristics are deemed VIEs. After the revision of these conditions we considered RIC a VIE mainly because RIC is thinly capitalized and the equity is not sufficient to permit RIC to finance its activities without additional subordinated financial support.

2) Determined which enterprise is the primary beneficiary

The primary beneficiary is the reporting enterprise that is required to consolidate the VIE. The primary beneficiary will not necessarily be the party with the majority of the voting interests in the entity.

After reviewing the assets, liabilities and contracts that create RIC´s variability we have concluded that we are not the primary beneficiary of RIC based on the fact that (i) the

Repsol YPF Group´s investment is financed directly by RIC and therefore is not considered at risk and (ii) RIC is generating sufficient cash flows to fund its obligations under the preference shares and it is difficult to find a situation in which RIC would not generate sufficient cash flows via the collection of its loan to the Repsol YPF Group to satisfy its obligations under the instruments issued.

In addition we would note that as disclosed on page F-135 the deconsolidation of RIC would have no impact on shareholder’s equity or net income and would only reduce non-current assets and non-current liabilities by EUR 365 million (0.80% of total assets).

January 11, 2007 letter

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Cash Flow Statements, page F-6

Comment 1:

We note your response to prior comment seven. Paragraph 20 of IAS 7 states that "Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss". We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by “profit or loss” in the context IAS 7, it is unclear to us why consideration would not have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

Response:

We acknowledge the Staff’s comment and confirm that we will revise our presentation in future filings.